Exhibit 99.1

NEWS RELEASE

CIBC RECEIVES TSX APPROVAL FOR NORMAL COURSE ISSUER BID

TORONTO, Sept 5, 2012—CIBC (TSX: CM) (NYSE: CM) announced today that the Toronto Stock Exchange (TSX) has accepted notice of CIBC’s intention to make a normal course issuer bid. On August 30, 2012, CIBC announced its intention to purchase for cancellation from time to time up to 8.1 million common shares, representing approximately 2% of CIBC’s 405,747,564 issued and outstanding common shares as of August 27, 2012. The average daily trading volume for the six months ended August 31, 2012 was 1,104,927.

CIBC’s purchase of common shares under a normal course issuer bid is consistent with the bank’s priority of maintaining balance sheet strength, while generating shareholder value through a balanced capital deployment strategy.

Purchases under the bid may commence through the TSX on September 7, 2012 and may also be made through alternative Canadian trading systems and the New York Stock Exchange. The bid will terminate upon the earlier of (i) CIBC purchasing 8.1 million Common Shares, (ii) CIBC providing a notice of termination, or (iii) September 6, 2013. CIBC intends to establish an automatic program on a quarterly basis under which its broker, CIBC World Markets Inc., would purchase CIBC shares pursuant to the normal course issuer bid within a defined set of criteria which CIBC would not be entitled to vary or suspend. The price paid for the common shares will be the market price at the time of the purchase. The common shares purchased under the normal course issuer bid will be cancelled.

CIBC has not made any purchases pursuant to a normal course issuer bid within the preceding 12-month period.

For more information please contact: Mary Lou Frazer, Senior Director, Investor & Financial Communications, (416) 980-4111.